Exhibit 99.1

Tiziana Life Sciences Appoints Matthew W. Davis, MD, RPh as Chief Medical Officer and Acting Chief Scientific Officer

New York, July 18, 2022 – Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, today announces that it has appointed Matthew Davis, MD, RPh as its Chief Medical Officer and Acting Chief Scientific Officer, effective immediately. Dr. Davis will report to Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana.

"Dr. Davis is a proven leader with 25 years in the pharmaceutical industry," said Gabriele Cerrone, Tiziana’s Executive Chairman and interim Chief Executive Officer. “We believe Dr. Davis’ experience with drug approvals is a key asset as the Company focuses more of its resources from discovery to proof-of-concept clinical trials. His broad therapeutic and FDA expertise, along with his in-depth experience with biologics will be invaluable as we pursue our mission to bring breakthrough therapies with the aim of treating Secondary-Progressive Multiple Sclerosis (SPMS), Crohn's Disease and KRAS+ NSCLC and optimizing health outcomes.”

“I am thrilled to join the Tiziana team, and for the opportunity to help advance Foralumab, TZLS-501 and Milciclib. I am energized to work with the passionate and dedicated R&D team and to meet the prestigious Scientific Advisors who are helping to guide the company,” said Matthew W Davis, MD, RPh.

Dr. Davis has extensive experience in new drug application, or NDA, and biologic license application, or BLA, FDA approvals and device clearances. Notable approved brands that Dr. Davis has worked on include Lidoderm®, Sculptra®, Colcrys® and most recently QWO®.

Dr. Davis previously served as Chief Scientific Officer and Chief Medical Officer at Endo Pharmaceuticals where he restructured the R&D department and collaborated to obtain BLA approval for QWO®. Additionally, Dr. Davis was Chief Medical Officer for Lupin Inc. and URL Pharma, Inc. where he spearheaded three NDA approvals and was the inventor on all 17 Orange Book listed patents for Colcrys®. He also was on the executive team that sold URL Pharma to Takeda Pharmaceutical Company for approximately $800M combined with over $1B in performance-based contingent earn out payments.

Dr. Davis matriculated to the University of Pennsylvania as an undergraduate. He received his Pharmacy Degree from Temple University and his Medical Degree from the Medical College of Pennsylvania. Dr. Davis undertook his surgical training at Brown University and his Urology training at Washington Hospital Center.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com